[Impac Logo]

January 30, 2007

Via EDGAR and Facsimile (202) 772-9209

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                              Impac Mortgage Holdings, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 15, 2006
File No. 001-14100

Dear Mr. Telewicz:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filing, the Commission issued a comment letter, dated December 28, 2006.  As requested in the comment letter and in conjunction with the response to the comment letter, Impac Mortgage Holdings, Inc. (the “Company”) hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in filings made by the Company.  Further, the Company acknowledges that comments received from or changes made to disclosure in response to comments by the staff of the Commission do not preclude the Commission from taking any action with respect to the Company’s filings.  The Company acknowledges that it may not assert comments received from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), we hereby transmit pursuant to Rule 101(a) of Regulation S-T, the following responses to the Commission’s comment letter.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the fiscal year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, pages 37-66

1.                                       Comment: Please clarify to us and in future filings the degree of your exposure to subprime mortgage  loans held for investment through securitizations.  Specifically address whether you have exposure to optional payment mortgage  loans and if so, quantify the exposure and disclose the dollar amount of interest that has been capitalized related to these mortgage  loans for each period presented.

Response:  Sub-prime: Please refer to the table on page 4 of the December 31, 2005 Form 10-K.  The Company’s mortgage  loans held for investment through securitizations, which is the Company’s CMO collateral, consists primarily of Alt-A mortgages.

Mortgage loans that are characterized as Alt-A mortgages do not include sub-prime mortgage  loans.  The Company defines mortgage loans with a FICO credit score of less than 620 as sub-prime mortgage loans.  At December 31, 2005, 99% of the mortgages held by the Company as CMO collateral represented Alt-A mortgages.  At December 31, 2005, less than 1% of the Company’s CMO collateral consisted of sub-prime mortgages, which the Company classified as B/C mortgages.  In addition, the Company has Alt-A and B/C mortgages in mortgages held-for-sale.  The Company does not invest in sub-prime mortgage loans held-for-investment.  The table below outlines the information at December 31, 2005:

	Credit Ratings [1]		In thousands:
As of December 31, 2005:	Alt A-rated	Sub-prime	Option ARMs [2]	Hybrid ARMs [3]	Fixed Rate
CMO collateral	99.7%	0.3%	$244	$21,700,326	$2,537,824
Mortgages held-for-investment	100.0%	0.0%	—	157,088	1,537
Mortgages held-for-sale	99.5%	0.5%	455,881	710,150	884,219
			$456,125	$22,567,564	$3,423,580

[1]           We define credit ratings below 620 as sub-prime (mortgages rated B and below).

[2]           Option ARMs allow the mortgager the ability to pay less than the interest payment.  There was no capitalized interest at December 31, 2005.

[3]           Hybrid ARMs are adjustable rate mortgages that change from a fixed rate to an adjustable rate.  The loan type requires all interest to be paid monthly.

In future filings, the Company will clarify the degree of its exposure to B/C mortgage  loans held as CMO collateral, and mortgages held-for-sale.

Option ARMs: The Company does not intend to hold for investment any option ARMs, but intends to sell this product to whole loan investors.  Prior to 2005, the Company had not retained any option ARMs in CMO collateral.  During 2005, the Company’s long-term investment operations retained for investment approximately $14.4 million of option ARMs and as of December 31, 2005, $244,000 remained.  However, as noted in the table above, there were option ARMs in mortgage loans held-for-sale which totaled $455.9 million at December 31, 2005.  Option ARMs allow the mortgagor to pay less than the stated interest payment, which may result in negative amortization.  Hybrid ARMs do not allow the mortgager to pay less than the stated interest payment, therefore there is no capitalized interest.

As of December 31, 2005, there was no capitalized interest related to the option ARMs included in CMO collateral and mortgage loans held-for-sale.  The Company sells these loans on a whole loan basis on a relatively quick timeframe typically have 30-90 days.

In future filings, the Company will disclose the amount of option ARMs held in any balance sheet category, including CMO collateral, held-for-investment and held-for-sale and the interest capitalized and accrued related to those option ARMs, should the amounts be material.

Net Interest Income, pages 46-47

2.                                       Comment: We note your presentation of adjusted net interest margin, a non-GAAP financial measure.  Please tell us and revise future filings to disclose whether you consider adjusted net interest margin to be a measure of operating performance or liquidity, and provide a more detailed description of why you believe that this measure provides relevant and meaningful information about your operating performance or liquidity and how it may be useful to investors and management.  Reference is made to Item 10(e) of Regulation S-K.  Additionally, explain to us how you determined that the adjustments made to calculate adjusted net interest margin are appropriate in accordance with Item 10(e) of Regulation S-K.

Response:  Please refer to the table on page 45-49 in the December 31, 2005 Form 10-K.  Adjusted net interest margin represents an adjusted net cash return (interest income less interest expense) on the mortgages invested in by the Company, which includes the CMO collateral, the mortgage loans held-for-investment, the mortgage loans held-for-sale, and finance receivables, net of related borrowing costs (interest expense).

Two additional components of the adjusted net interest margin calculation are the accretion of loan discounts and cash receipts on derivatives.

The accretion of the loan discounts is recognized as income in accordance with U.S. generally accepted accounting principles; however, these discounts do not provide a current source of cash, and are therefore subtracted from net interest income in the adjusted margin calculation.

The derivative cash receipts are added to the adjusted margin calculation as they represent cash receipts on the mortgage portfolio that result from management’s interest rate risk management strategy.  The derivatives are primarily interest rate swaps utilized by the Company to offset changes in one-month LIBOR, to which the Company’s securitized mortgage borrowings are indexed.

Because the Company qualifies as a Real Estate Investment Trust (“REIT”) for federal income tax purposes, and is required to distribute through cash dividends, 90% of its annual taxable earnings, the measure of adjusted net interest margin is important to be able to judge the net interest cash attributable to investing and related borrowing activities.  This allows shareholders and investors the ability to evaluate net interest income cash flows attributable to net investments.  The Company considers adjusted net interest margin a liquidity measure.

We have disclosed adjusted net interest margin on a consistent basis for four years and we believe investors rely on the information.  We have not included or excluded items considered non-recurring.

The Company considers adjusted net interest margin as a liquidity performance measure and will disclose it as such in future filings.

Consolidated Statements of Operations, page F-5

3.                                       Comment:  We note that a deferred charge has been recorded to eliminate the income tax effect of gains on intercompany mortgage sales and that this deferred charge is being amortized over the life of the related mortgages.  Please tell us why you are amortizing this charge to non-interest expense rather than income tax expense.

Response:  In accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” the Company records a deferred charge to eliminate the expense recognition of income taxes paid on inter-company profits that result from the sale of mortgages from IFC to IMH.  The deferred charge is included in other assets in the consolidated balance sheets.  The deferred charge is amortized as non-interest expense in the consolidated statements of operations over the estimated life of the mortgages retained in the long-term mortgage portfolio.

The deferred charge is recorded at Impac Mortgage Holdings, Inc. (the REIT) to eliminate the effect of income taxes paid for by the taxable REIT subsidiaries, Impac Funding Corporation and Impac Lending Group (formerly Novelle).  The deferred charge is shown separate from the deferred tax assets as required by SFAS 109.

According to ARB 51 “Consolidated Financial Statements,” if income taxes have been paid on intercompany profits on assets remaining within the group, such taxes should be deferred.  Under SFAS 109 “Accounting for Income Taxes,” no tax impact should be recorded in earnings due to a sale among members of a consolidated group.  Instead, the consolidation entries that eliminate intercompany profit will also defer the amounts paid by the seller as a prepaid.

The prepaid amount is not a temporary difference and represents the tax effect of past events.  The deferred charge is not related to a deferred tax event, but is the tax effect of past events.  Therefore, other than an overall realization test as applied to other assets there appears to be no mechanism to evaluate the realizeability of the accumulated deferred charge.  Thus, the only test to apply would be part of an overall realization test based on the related loan assets.  The Company amortizes the deferred charge using a model that mirrors the performance of the underlying loans.  Amortization expense is recorded in the Other Expense line item of the income statement due to the REIT status of IMH.

We believe our calculation, amortization, classification and disclosure of the deferred charge is appropriate.

Consolidated Statements of Cash Flows, page F-8

4.                                       Comment:  We note your classification of the net change in restricted cash within operating activities.  In light of your disclosure that restricted cash consists primarily of cash deposits that will be used as mortgage loan collateral related to the issuance of CMOs, please tell us what consideration you gave to classifying the net change in restricted cash within investing activities along with the net change in CMO collateral.

Response: Restricted cash of $252.2 million at December 31, 2004 represented cash deposited into a trust, in lieu of mortgage loans.  When the securitization trust was created, the Company did not have a sufficient volume of mortgage loans held-for-sale that met the criteria of the investors.  The securitization was structured whereby a portion of the mortgage loan collateral was expected to be deposited in December 2004 and an additional portion in January 2005.  The collateral in the trust was comprised of mortgage collateral of $1,247.8 million and cash of $252.2 million at December 31, 2004.  Such cash was held in the trust by the trustee until the additional mortgage loans could be purchased and transferred to the trust at a future date not to exceed 30 days from the initial transfer date.  Such additional mortgage loans were purchased by the trust prior to the end of January 2005.

Prior to the securitization process, the Company purchases mortgage  loans and classifies them as held-for-sale consistent with the provisions of SFAS 65 and SOP 01-6.  At the date of purchase, the company has the intent to sell substantially all the mortgage loans, but it does not know which mortgage loans will be sold using one of the three available types of dispositions – whole loan sale, REMIC securitization (on-balance sheet or off-balance sheet securitization) or CMO securitization (on-balance sheet securitization).

Consistent with paragraph 9 of SFAS 102, the company classified cash receipts and cash payments resulting from acquisitions and sales of mortgage loans as operating cash flows since such mortgage loans are acquired specifically for resale and carried at the lower of cost or market value consistent with the provisions of SFAS 65.

Paragraph 24 of FAS 95, states that certain cash receipts and payments may have aspects of more than one class of cash flows.  In these circumstances, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.  The Company believed the cashflows related to the restricted cash were more closely associated with the held-for-sale mortgage loans.  Consistent with the CMO transaction agreements, the restricted cash was to be used to purchase additional mortgage loans by the trust as described above.  As such, the cash flows associated with the restricted cash were classified as an operating activity.

Please note that the Company’s address has changed to the following: 19500 Jamboree Road, Irvine, California 92612, and that the Company’s fax number is 949-706-3997.

Should you have any questions or require any additional information, you may contact me at (949) 475-3600.

Very truly yours,

Impac Mortgage Holdings, Inc.

/s/ Gretchen Verdugo

Gretchen Verdugo
Chief Financial Officer

cc:           Ronald M. Morrison, General Counsel

Katherine J. Blair, K&L Gates